UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Potbelly Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

73754Y100

(CUSIP Number)

Fredrick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

2/17/2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,624,762
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,624,762
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,762
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14.	TYPE OF REPORTING PERSON (see instructions) OO, AF

13D

Item 1.  Security and Issuer.

This statement relates to the shares of the (PBPB) Potbelly Corporation. The address of the issuer is Potbelly Corporation 111 N. Canal Street, Suite 850, Chicago, Illinois 60606.

Item 2.  Identity and Background.

Ancora Holdings Inc. is the parent company of three investment advisors registered with the SEC under the Investment Advisors Act, as amended: Ancora Advisors LLC, Ancora Alternatives LLC, Ancora Family Wealth Advisors, & Ancora Retirement Plan Advisors (collectively, the "Ancora RIAs" or “Ancora”). This statement is filed by Ancora Advisors, LLC and includes, if applicable, Shares that may be deemed to be beneficially owned by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Ancora’s private Funds, Merlin Partners, Ancora Catalyst LP, their related SPV, series and managed accounts, as well as the Ancora Family of Mutual Funds. Ancora disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Other than as disclosed immediately below, during the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Ancora’s Private Funds, Merlin Partners, Ancora Catalyst LP, their related SPV, series and managed accounts, Ancora Family of Mutual Funds, Employees of Ancora and Owners of Ancora Holdings. have used available and uncommitted cash to purchase shares of the Issuer.

 Item 4.  Purpose of Transaction.

Item 4 is amended to include the following:On February 9, 2021, the Reporting Person, among other accredited purchasers, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Reporting Person purchased 366,389 shares of Common Stock and warrants exercisable into 146,555 shares of Common Stock for a total of approximately $1,799,996, from an aggregate of 3,249,668 shares of Common Stock and 1,299,861 warrants (the “Warrants”) that were sold by the Issuer for a total of approximately $16 million (the “Offering”). The Warrants, which become exercisable on August 14, 2021, have an exercise price of $5.45 per share of Common Stock and will expire five years from the date of their issuance, which is expected to occur on February 12, 2021, subject to the satisfaction of customary closing conditions in connection with the Offering (the “Closing Date”). The foregoing description of the Securities Purchase Agreement and the Warrants is qualified in their entirety by reference to the Securities Purchase Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and the Warrants, a form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

In connection with the Securities Purchase Agreement, the Reporting Person, among other accredited purchasers, and the Issuer expect to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) prior to the Closing Date. Pursuant to the Registration Rights Agreement, the Issuer will agree to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), to the Reporting Person in order to cover the resale of the shares of Common Stock (including the shares of Common Stock issuable under the Warrants) acquired pursuant to the Securities Purchase Agreement. On or prior to the Filing Deadline (as defined in the Registration Rights Agreement), the Issuer shall prepare and file a registration statement covering the resale of such securities that are not then registered on an existing and effective registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act, or if Rule 415 is not available for offers and sales of such securities, by such other means of distribution that the Reporting Person and other holders of such securities reasonably specify. In the event (i) such registration statement is not filed with the SEC within 30 days following the Closing Date, (ii) such registration statement is not declared effective for any reason prior to the earlier of five trading days after the date which the Issuer is notified by the SEC that such registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, (iii) such registration statement has not been declared effective within 90 days following the Closing Date, or (iii) after such registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason other than certain specified reasons, then the Issuer has agreed to make pro rata payments to holders of such securities, including the Reporting Person, as liquidated damages in an amount equal to 1% of the aggregate amount invested by each the Reporting Person in “such securities” per 30-day period or pro rata for any portion thereof for each such month during which such event continues. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 27,461,668 Shares of Common Stock outstanding on October 25, 2020) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0
Ancora Funds & Partnerships (2)	1,624,762	5.92
Ancora SMA (3)	0	0
TOTAL	1,624,762	5.92

(1) These Shares are owned by the owners and employees of Ancora in Ancora managed accounts.

(2) These Shares are owned by the Ancora Family of Mutual Funds, which Ancora Advisors acts as Investment Manager. Private Funds, Merlin Partners and Ancora Catalyst Fund LP and their SPV series and related accounts use the Investment Manager Ancora Alternatives LLC who is also the General Partner.

(3) These Shares are owned by investment clients of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Each applicable Ancora RIA disclaims beneficial ownership of such Shares.

The 146,555 Warrants, which become exercisable on August 14, 2021, have an exercise price of $5.45 per share of Common Stock and will expire five years from the date of their issuance, which is expected to occur on February 12, 2021, subject to the satisfaction of customary closing conditions in connection with the Offering (the “Closing Date”). If exercised, the warrants would increase the current ownership to %6.45.

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit A and are incorporated herein by reference. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. All transactions in the Shares were made in the open market.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Ancora Trades

ex99.1 Securities Purchase Agreement, dated February 9, 2021.

ex99.2 Form of Common Stock Purchase Warrant.

ex99.3 Form of Registration Rights Agreement.

Exhibit A: ANCORA "Relevant Transactions in Shares" (during the past 60 days).

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares

NONE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Fredrick DiSanto Fredrick DiSanto

Chairman and Chief Executive Officer Fredrick DiSanto 2/18/2021